UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

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☐   Preliminary Proxy Statement

☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

CENTILLIUM COMMUNICATIONS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

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Centillium Communications, Inc.
255 Fourier Avenue
Fremont, CA 94539-7828

IMPORTANT REMINDER TO VOTE YOUR PROXY

October 6, 2008

Dear Fellow Stockholder:

Our records indicate your vote on the previously announced merger with TranSwitch Corporation has not yet been received. The special meeting of stockholders of Centillium will be held at the Company's headquarters at 255 Fourier Avenue, Fremont, California on Friday, October 24, 2008, at 9:00 a.m. local time. ***Please take a moment right now to ensure that your shares are represented at this important meeting.***

In the proposed merger, shares of Centillium common stock will be converted into the right to acquire a proportionate share of the aggregate merger consideration of $15 million in cash without interest and 25 million shares of TranSwitch common stock.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY BY PHONE, INTERNET OR BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD.

In order to ensure that you have an opportunity to vote, no matter how few or how many shares you may own, we are enclosing an additional proxy card that will allow you to exercise your rights as a stockholder. In order for the merger to be approved, the affirmative support of a majority of the outstanding shares as of the record date is required. ***If you do nothing, it is the equivalent of voting no.***

RiskMetrics Group (formerly known as ISS), the largest proxy voting advisory service, joins our Board of Directors in recommending that stockholders vote FOR both the proposed merger and the proposal to adjourn the special meeting. In their report, RiskMetrics states, *"based on our review of the terms of the transaction …, in particular the reasonable premium and strategic process, we believe that the merger agreement warrants shareholder support."*

Please vote today by telephone or by Internet pursuant to the instructions enclosed. Remember – every share and every vote counts! Alternatively, you may sign, date and mail your proxy card in the envelope provided. If you have any questions, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

We appreciate your support over the years, and would be happy to talk with you further about the transaction and why we are so excited about the future success of the combined companies.

Thank you in advance for voting promptly.

Sincerely,

Faraj Aalaei
Co-Founder and Chief Executive Officer